[redacted]

14049034

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SEC Mail Processing Section
RECEIVED
MAR 04 2014
Wash., D.C.
189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52631

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING *January 1, 2013* (MM/DD/YY) AND ENDING *December 31, 2013* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Miller Buckfire & Co., LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

601 Lexington Avenue
(No. and street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Elpern, Chief Financial Officer **(212) 895-1853**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CW

AFFIRMATION

I, Michael Elpern, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Miller Buckfire & Co., LLC, as of December 31, 2013, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHERYL PANNIER
Notary Public-Notary Seal
State of Missouri, Saint Louis City
Commission # 11385557
My Commission Expires Oct 13, 2015

Notary Public

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Operations
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Member's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- ☐ (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
- ☐ (i) Information relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report (under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☒ (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT

MILLER BUCKFIRE & CO., LLC

(Name of Respondent)

601 LEXINGTON AVENUE
NEW YORK, NEW YORK 10022
(Address of principal executive office)

Michael Elpern

Chief Financial Officer
Miller Buckfire & Co., LLC
601 Lexington Avenue
New York, New York 10022
Telephone Number: 212-895-1853

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

MILLER BUCKFIRE & CO., LLC

Statement of Financial Condition

December 31, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors
Miller Buckfire & Co., LLC

We have audited the accompanying statement of financial condition of Miller Buckfire & Co., LLC (the "Company") as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Miller Buckfire & Co., LLC at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 28, 2014

MILLER BUCKFIRE & CO., LLC
Statement of Financial Condition
December 31, 2013

(in thousands)

Assets		
Cash and cash equivalents	$	13,650
Restricted cash		328
Accounts receivable		2,958
Investments, at fair value		1,981
Due from Parent		492
Intangible assets, net		2,302
Other assets		68
Total assets	**$**	**21,090**
Liabilities and member's capital		
Accrued compensation	$	6,211
Accounts payable and accrued expenses		2,401
Due to affiliates		826
		9,438
Member's capital		11,652
Total liabilities and member's capital	**$**	**21,090**

See accompanying Notes to Statement of Financial Condition.

MILLER BUCKFIRE & CO., LLC
Notes to Statement of Financial Condition

NOTE 1 – Nature of Operations and Basis of Presentation

Nature of Operations

Miller Buckfire & Co., LLC (the "Company") is an investment banking firm that provides strategic and advisory services, focusing on restructuring transactions, mergers and acquisitions, and financings. The Company is a wholly-owned subsidiary of MB Advisory Group, LLC ("MB Advisory"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Basis of Presentation

The accompanying statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

NOTE 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents include investments with an original maturity of three months or less and money market mutual funds to be cash equivalents.

Restricted Cash

Restricted cash consists of cash used as collateral for letters of credit related to the Company's lease commitment.

Fair Value of Financial Instruments

The Company measures certain financial assets at fair value on a recurring basis, including cash equivalents and investments.

Fair Value Hierarchy

The fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. The Company has categorized its financial instruments measured at fair value into a three-level classification in accordance with Topic 820, "*Fair Value Measurement*," which established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs reflect the Company's assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1 – Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the measurement date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 – Instruments that have little to no pricing observability as of the measurement date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Valuation of Financial Instruments

When available, the Company uses observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices) to derive the fair value of financial instruments. In the case of financial instruments transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded.

Fixed Assets

Furniture and fixtures are carried at cost and depreciated on a straight line basis using estimated useful lives of the related assets, generally two to five years. Leasehold improvements are amortized on a straight line basis over the lesser of the economic useful life of the improvement or the term of the respective leases.

Income Taxes

As a single member limited liability company, the Company is not directly liable for income taxes. The Company's income was, however, reportable by Stifel Financial Corp. (the "Parent") during the year ended December 31, 2013. Accordingly, the federal and state income taxes payable by the Parent have not been reflected in the accompanying statement of financial condition.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

NOTE 3 – Fair Value Measurements

The Company measures certain investments at fair value on a recurring basis. The following is a description of the valuation techniques used to measure fair value.

Money Market Mutual Funds

Money market mutual funds have original maturities of three months or less. As these money market mutual funds are actively traded and measured at their net asset value, which approximates fair value, the Company has classified these investments as Level 1.

Corporate Fixed Income Security

The Company's has classified its investment in a corporate fixed income security as Level 2. In determining the fair value of the corporate bond, the Company utilized observable market prices and observable market parameters. There were no transfers between levels during the year ended December 31, 2013.

The following table summarizes the valuation of the Company's financial instruments as of December 31, 2013 (*in thousands*):

	Total		Level 1		Level 2		Level 3	
Money market mutual funds [1]	$	**13,004**	$	13,004	$	—	$	—
Corporate fixed income security [2]		**1,981**		—		1,981		—
	$	**14,985**	$	13,004	$	1,981	$	—

(1) Included in cash and cash equivalents in the statement of financial condition.
(2) Included in investments, at fair value in the statement of financial condition.

Fair Value of Financial Instruments

The following reflects the fair value of financial instruments whether or not recognized in the consolidated statement of financial condition at fair value at December 31, 2013 (in thousands):

	Carrying amount		Fair value	
Money market mutual funds	$	13,004	$	13,004
Corporate fixed income security		1,981		1,981

The valuation techniques used in estimating the fair value of the Company's financial instruments as of December 31, 2013 are described above. These fair value disclosures represent the Company's best estimates based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in the above methodologies and assumptions could significantly affect the estimates.

NOTE 4 – Fixed Assets

The following is a summary of fixed assets as of December 31, 2013 (*in thousands*):

Leasehold improvements	$	2,892
Furniture and fixtures		1,521
Total		4,413
Less accumulated depreciation and amortization		(2,800)
	$	**1,613**

NOTE 5 – Employee Incentive, Stock-Based Compensation, and Retirement Plans

The Company's employees participate in several incentive stock award plans sponsored by the Parent that provide for the granting of stock options, stock appreciation rights, restricted stock, performance awards and stock units to its employees. Awards under the Company's incentive stock award plans are granted at market value at the date of grant. The awards generally vest ratably over a three- to eight-year vesting period. In addition, the Company's employees participate in the Stifel Nicolaus Wealth Accumulation Plan, as restated, (the "SWAP Plan") and in the Stifel Nicolaus Profit Sharing 401(k) defined contribution plan (the "Plan").

All stock-based compensation plans are administered by the Compensation Committee of the Board of Directors of the Parent, which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award.

Deferred Compensation Plans

The SWAP Plan is provided to certain revenue producers, officers, and key administrative employees, whereby a certain percentage of their incentive compensation is deferred as defined by the Plan into stock units of the Parent with a 25% matching contribution by the Company. Participants may elect to defer up to an additional 15% of their incentive compensation with a 25% matching contribution. Units generally vest over a three- to seven-year period and are distributable upon vesting or at future specified dates. Deferred compensation costs are amortized on a straight-line basis over the vesting period. Elective deferrals are 100% vested.

401(k) Defined Contribution Plan

Eligible employees of the Company who have met certain service requirements may participate in a 401(k) defined contribution plan (the "Plan"). The Company matches certain employee contributions or makes additional contributions to the Plan at its discretion.

NOTE 6 – Related Party Transactions

At December 31, 2013, due from Parent consists primarily of amounts due the Company from the conversion of stock units held by the Company's employees. At December 31, 2013, due to affiliates consists primarily of operating expenses that were paid on the Company's behalf.

During the year ended December 31, 2013, the Company authorized and paid a $3.0 million dividend to MB Advisory.

NOTE 7 – Commitments, Guarantees and Contingencies

Operating leases

The Company has a non-cancelable operating lease for office space, which expires in 2017. The Company subleases office space, which expires in 2014. Future minimum commitments, net of sublease income, under this operating lease at December 31, 2013 are as follows *(in thousands)*:

2014	$	2,966
2015		3,509
2016		3,509
2017		3,509
	$	**13,493**

NOTE 8 – Regulatory Capital Requirements

The Company operates in a highly regulated environment and is subject to net capital requirements, which may limit distributions to the Parent. Distributions are subject to net capital rules. A broker-dealer that fails to comply with the SEC's Uniform Net Capital Rule (Rule 15c3-1) may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspension, or expulsion. The Company calculates its net capital under the aggregate indebtedness method whereby it is required to maintain minimum net capital (as defined), equal to the greater of one hundred thousand dollars or 6 2/3% of aggregate indebtedness (as defined). The Company is not allowed to distribute equity capital or pay cash dividends to the Parent if resulting net capital would be less than 120% of its minimum net capital (as defined).

At December 31, 2013, the Company had net capital of $4.2 million, which was $3.6 million in excess of the Company's minimum required net capital of $0.6 million, and aggregate indebtedness was 224.7% of net capital.

NOTE 9 – Subsequent Events

The Company evaluates subsequent events that have occurred after the statement of financial condition date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. The Company has evaluated subsequent events through February 28, 2014, the date the accompanying statement of financial condition was issued. Based on the evaluation, the Company did not identify any recognized subsequent events that required adjustment to the financial statements.

******

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Miller Buckfire & Co., LLC

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Miller Buckfire & Co., LLC, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Miller Buckfire & Co., LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. Miller Buckfire & Co., LLC's management is responsible for Miller Buckfire & Co., LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries which included copies of checks.

    - There were no findings.

2. Compared the amounts reported on SEC Form X-17A-5 (FOCUS) reports for the year ended December 31, 2013 with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 covered by the Form SIPC-7.

    - There were no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers which included reports derived from the general ledger system.

    - There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

    - There were no findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013 covered by the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

New York, New York
February 28, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2013**

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052631 FINRA DEC
MILLER BUCKFIRE & CO LLC 7*7
601 LEXINGTON AVE 22ND FL
NEW YORK NY 10022-4611

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MICHAEL ELFORD 212-895-1840

2. A. General Assessment (item 2e from page 2) $ 71,801

B. Less payment made with SIPC-6 filed (**exclude interest**) (34,632)

7/31/13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 37,169

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 37,169

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MILLER BUCKFIRE & CO., LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 10 day of FEBRUARY, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2013**
and ending **12/31/2013**

Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 28,720,295
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	-0-
2d. SIPC Net Operating Revenues	$ 28,720,295
2e. General Assessment @ .0025	$ 71,801

(to page 1, line 2.A.)